FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Preliminary Sales Report 2006 January 18, 2007 - 8:00 a.m. CET

DELHAIZE GROUP REPORTS FOURTH CONSECUTIVE YEAR

OF ACCELERATING SALES GROWTH

Full Year 2006 Net Sales and Other Revenues:

•	Net sales and other revenues of EUR 19.2 billion

•	Sales growth of +5.5 % at identical exchange rates compared to +4.1% in 2005

•	Comparable store sales growth of +2.7% in the U.S and +2.6% in Belgium

Fourth Quarter 2006 Net Sales and Other Revenues:

•	Sales growth of +4.6% at identical exchange rates

•	Comparable store sales growth of +2.2% in the U.S and +2.7% in Belgium.

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “We are pleased that, in the fourth quarter of 2006, our operating companies were able to sustain the strong sales momentum of the first nine months of the year. Consequently, Delhaize Group sales growth for the full year came out at the top end of our expectations, and our 2006 performance marks the fourth consecutive year of accelerating sales momentum. We have been particularly pleased with the strong performances of Food Lion and Hannaford in the U.S., Delhaize Belgium and the outstanding sales level of Alfa-Beta, our Greek company. Our store opening program and other planned initiatives for 2007 leave us confident that we will continue our profitable growth in 2007.”

FULL YEAR 2006 SALES

In 2006, Delhaize Group achieved net sales and other revenues of EUR 19.2 billion compared to EUR 18.3 billion the prior year, an increase of 4.8%. Net sales and other revenues grew by 5.5% at identical exchange rates, at the top end of the Company’s guidance range of + 4.5% to +5.5% for sales growth in 2006.

Organic sales growth of Delhaize Group amounted to 5.0% in 2006, due to:

•	Strong sales momentum at Food Lion and Hannaford, resulting in a comparable store sales growth of 2.7% at the U.S. operations, non-adjusted for the negative calendar impact of 20 basis points due to an earlier cut-off of the fiscal year ;

•	Strong sales growth of 6.9% at Delhaize Belgium in 2006, leading to +2.6% comparable store sales growth; and

•	Outstanding performance of Alfa-Beta in Greece with a sales growth of 13.5% in 2006.

The 2006 sales evolution was also impacted by the acquisition of Cash Fresh in Belgium in May 2005.

Delhaize Group ended 2006 with a sales network of 2,705 stores, a net increase of 69 stores compared to the previous year (including 97 Delvita stores in the Czech Republic to be sold in 2007).

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

FOURTH QUARTER 2006 SALES

In the fourth quarter of 2006, net sales and other revenues of Delhaize Group amounted to EUR 4.8 billion, a decrease of 1.0% compared to 2005 exclusively due to the weakening of the U.S. dollar by 7.8% against the euro compared to the last quarter of 2005. At identical exchange rates, net sales and other revenues would have grown by 4.6% in the fourth quarter of 2006, supported by strong comparable store sales growth of 2.2% in the U.S. and 2.7% in Belgium and a continued high performance in Greece.

SEGMENT REPORTING: NET SALES AND OTHER REVENUES (unaudited)

	(in millions)	4th Q 2006	4th Q 2005	2006 /2005	2006	2005	2006 /2005
United States (1)	USD	4,369.0	4,209.2	+3.8%	17,293.2	16,564.4	+4.4%
United States	EUR	3,389.5	3,528.8	-3.9%	13,772.8	13,314.3	+3.4%
Belgium	EUR	1,126.5	1,078.7	+4.4%	4,283.5	4,005.1	+6.9%
Greece	EUR	291. 4	254.2	+14.6%	1,030.2	908.0	+13.5%
Emerging Markets (2)	EUR	38.1	33.2	+15.0%	136.9	117.9	+16.1%

TOTAL	EUR	4,845.5	4,894.9	-1.0%	19,223.4	18,345.3	+4.8%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 7.8% in the fourth quarter of 2006 (1 EUR = 1.2887 USD) compared to the fourth quarter of 2005. The average exchange rate of the U.S. dollar against the euro decreased by 0.9% in 2006 (1 EUR = 1.2556 USD) compared to 2005.

(2)	The results of Delvita, previously included in the Emerging Markets segment, have been reclassified in discontinued operations following the decision to sell Delhaize Group’s Czech activities, and are therefore excluded from total Group sales.

•	In 2006, the contribution of the U.S. operations to the net sales and other revenues of Delhaize Group was USD 17.3 billion (EUR 13.8 billion), an increase of 4.4% over 200 5. Comparable store sales increased by 2.7% in 2006.

In the fourth quarter of 2006, the net sales and other revenues contribution of Delhaize U.S. was USD 4.4 billion (EUR 3.4 billion), an increase of 3.8% compared to 2005. Comparable store sales grew by 2.2%, despite a high comparison basis (+2.5% growth in the fourth quarter of 2005).

Fourth quarter sales were supported by strong sales at Food Lion due to disciplined execution in the stores supporting comparable store sales growth in all operating divisions, effective price, promotion and marketing initiatives, and the success of the market renewal program. In line with the performance of the company since the second quarter, sales momentum at Hannaford continued to be strong supported by its competitive pricing and recent store openings. Sales at Sweetbay were negatively impacted by the intensive remodeling activity and the sales weakness at the non-converted Kash n’ Karry stores.

In 2006, we continued to undertake numerous sales building initiatives at our U.S. operating companies, including:

•	at Food Lion the continued development of multiple products and services enhancing our in-store experience, ongoing focus on price competitiveness, in-depth customer segmentation work and the first multi-brand market renewal in Washington, DC;

•	at Hannaford the expansion of its private label categories, major price investments particularly in the Massachusetts market, the launch of Guiding Stars, the in-store nutrition navigation system, and an historic high of 14 store openings; and

•	at Sweetbay the conversion of its Kash n’ Karry stores in the Tampa-St. Petersburg market to the Sweetbay concept.

Delhaize Group finished the year 2006 with 1,549 supermarkets in the U.S. During 2006, Delhaize Group opened or acquired 40 new stores in the U.S. The Company closed eight stores that were relocated and 20 other stores. This resulted in a net increase of 12 stores. In addition, in 2006 Delhaize Group remodeled 156 supermarkets in the U.S. This included 29 Bloom, 25 Food Lion and 14 Bottom Dollar stores in the Washington, DC market and 43 conversions from Kash n’ Karry stores to Sweetbay Supermarket, resulting in a total of 69 Sweetbay stores at year-end.

In 2007, Delhaize Group expects to open approximately 47 new supermarkets in the U.S. In addition, the Group plans to close approximately ten stores to be relocated and 14 other stores. This will result in a net increase of 23 stores to a total number of 1,572 stores at the end of 200 7.

Approximately 207 U.S. stores will be remodeled in 2007. Food Lion will remodel 142 stores as part of its market and store renewal programs. All remaining 30 Kash n’ Karry stores will be re-launched under the Sweetbay Supermarket brand before the end of September 2007.

•	Delhaize Belgium posted net sales and other revenues of EUR 4.3 billion in 2006, a strong increase of 6.9% over 2005. Comparable store sales increased by 2.6% due to successful sales initiatives and a strong focus on improving its price positioning and perception.

In the fourth quarter of 2006, net sales and other revenues of Delhaize Belgium amounted to EUR 1.1 billion, an increase by 4.4% over 2005. Comparable store sales grew by 2.7%, adjusted for a negative calendar effect. Delhaize Belgium’s market share continued to increase during the fourth quarter.

In 2006, the sales network of Delhaize Belgium was extended by 35 stores to 843 at year-end, including 129 company-operated supermarkets in Belgium, 30 stores in the Grand Duchy of Luxembourg and three stores in Germany. In addition, five supermarkets were remodeled in Belgium in 200 6. In 2006, the Belgian market share of Delhaize passed the threshold of 26%, increasing 59 basis points to 26.1% (source: AC Nielsen).

In 2007, 44 stores, including three company-operated supermarkets will be added to the sales network of Delhaize Belgium, bringing the total to 887 stores at the end of 2007. Delhaize Belgium plans to remodel nine stores in 2007 and convert 26 Cash Fresh stores to Delhaize banners, including four to company-operated supermarkets.

•	In 2006, net sales and other revenues in Greece increased by a strong 13.5%, reaching for the first time EUR 1.0 billion. During the fourth quarter of 2006, net sales and other revenues amounted to EUR 291.4 million, 14.6% more than in the fourth quarter of 2005. Alfa-Beta performance has been outstanding throughout 2006 due to high comparable store sales growth and new store openings.

In 2006, Delhaize Group increased the number of stores operated in Greece by 13 to a total of 148 stores. In 2007, the sales network of Alfa-Beta is expected to be extended by 19 stores. This will bring the total to 167 stores in Greece.

•	In 2006, the contribution of the Emerging Markets (Romania and Indonesia) to Delhaize Group’s net sales and other revenues amounted to EUR 136.9 million, an increase of 16.1% versus the prior year. The results of Delvita, previously included in the Emerging Markets segment, have been reclassified in discontinued operations following the decision to sell Delhaize Group’s Czech activities.

The Emerging Markets sales network of Delhaize Group included 68 supermarkets at year-end (62 in 2005). Of these, 18 were located in Romania and 50 in Indonesia. In 2007, Delhaize Group expects to increase its sales network in its Emerging Markets by 15 stores to a total of 83 stores.

2007 OUTLOOK ON STORE OPENINGS AND CAPITAL EXPENDITURES

In 2007, Delhaize Group plans to in crease the sales network of its continuing operations by 101 stores. Combined with the planned sale of 97 Delvita stores, this will result in a total of 2,709 stores at year-end. For 2007, Delhaize Group plans capital expenditures (excluding finance leases) of approximately EUR 825 million, including approximately USD 755 million for the U.S. operations of the Group (translated into EUR at the average exchange rate of 2006 of 1 EUR = 1.2556 USD).

IDENTICAL EXCHANGE RATES AND ORGANIC SALES GROWTH RECONCILIATION

(unaudited)

4th Q 2006	4th Q 2005	% Change	(in millions of EUR)	2006	2005	% Change
4,845.5	4,894.9	-1.0%	Net sales and other revenues	19,223.4	18,345.3	+4.8%
273.3	—		Effect of exchange rates	122.3	—
5,118.8	4,894.9	+4.6%	Identical exchange rates growth	19,345.7	18,345.3	+5.5%
—	—		Cash Fresh (1)	(215.9)	(125.1)
5,118.8	4,894.9	+4.6%	Organic sales growth	19,129.8	18,220.2	+5.0%

(1)	As Cash Fresh is consolidated since May 31, 2005, the full year organic sales growth excludes the contribution of Cash Fresh.

NUMBER OF STORES

	End of 2005	End of 3rd Q 2006	Change 2006		End of 2006		End of 2007 Planned
United States	1,537	1,544	+12	(1)	1,549		1,572	(2)
Belgium	808	828	+35		843	(3)	887
Greece	135	143	+13		148		167
Romania	16	18	+2		18		24
Indonesia	46	48	+4		50		59

Subtotal	2,542	2,581	+66		2,608		2,709

Czech Republic	94	95	+3		97		—

Total	2,636	2,676	+69		2,705		2,709

(1)	Including the opening or acquisition of 40 new stores, the closing of eight stores that were relocated and the closing of 12 other stores.

(2)	In 2007, Delhaize Group expects to open 47 new supermarkets in the U.S. The Group plans to close ten stores to be relocated and 14 other stores. This will result in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007.

(3)	Including 30 stores in the Grand-Duchy of Luxembourg and three stores in Germany.

FINANCIAL CALENDAR

• Press release - 2006 fourth quarter and full year results	March 15, 2007
• Press release - 2007 first quarter results	May 9, 2007
• Ordinary general meeting of shareholders	May 24, 2007
• Press release - 2007 second quarter results	August 9, 2007
• Press release - 2007 third quarter results	November 8, 2007

DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Net sales and other revenues: sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. The non-GAAP measures that are used in this press release are reconciled to financial measures determined in accordance with IFRS.

IFRS INFORMATION

This press release has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues. In 2005, Delhaize Group posted EUR 364.9 million (USD 454.0 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America Inc., its U.S. subsidiary, with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 18, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President